Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED March 27, 2009, March 28, 2008, March 30, 2007, March 31, 2006, AND April 1, 2005

(Dollars in Thousands)

	2009	2008	2007	2006	2005
Fixed charges:
Interest expense	$11,843	$6,773	$5,346	$5,884	$6,856
Capitalized interest	450	222	262	606	469
Interest component of rental expense	13,207	12,315	14,407	12,838	13,229

Fixed charges	$25,500	$19,310	$20,015	$19,328	$20,554

Earnings:
Income from continuing operations before provision for income taxes	$94,249	$93,605	$80,341	$70,094	$56,154
Add: Fixed charges	25,500	19,310	20,015	19,328	20,554
Less: Capitalized interest	450	222	262	606	469

Total earnings	$119,299	$112,693	$100,094	$88,816	$76,239

Ratio of earnings to fixed charges:
Total earnings	$119,299	$112,693	$100,094	$88,816	$76,239
Fixed charges	$25,500	$19,310	$20,015	$19,328	$20,554
Ratio	4.7	5.8	5.0	4.6	3.7
	(a)	(a)	(a)	(a)	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.